AURORA CANNABIS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three-month period ended September 30, 2017

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This Management’s Discussion and Analysis (“MD&A”) reports on the consolidated financial condition and operating results of Aurora Cannabis Inc. (“the Company” or “Aurora”) for the three-month period ended September 30, 2017, and has been prepared pursuant to the MD&A disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. The Company’s continuous disclosure documents are available on SEDAR at www.sedar.com.

The MD&A should be read in conjunction with the Company’s unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended September 30, 2017 and notes thereto (the “Interim Financial Statements”) and the audited consolidated financial statements for the year ended June 30, 2017 and the related annual MD&A.

The Interim Financial Statements were prepared in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”), and include the accounts of the Company and its wholly-owned subsidiaries, Aurora Marijuana Inc. (“AMI”), Aurora Cannabis Enterprises Inc. (“ACE”), 1769474 Alberta Ltd. (“1769474”), Australis Capital Inc. (“ACI”), CanvasRx Inc. (“CanvasRx”), 10094595 Canada Inc., Peloton Pharmaceuticals Inc. (“Peloton”), Pedanios GmbH (“Pedanios”), B.C. Northern Lights Enterprises Ltd. (“BCNL”) and Urban Cultivator Inc. (“UCI”).

All dollar amounts referred to in this MD&A are expressed in thousands of Canadian dollars, except for share and per share amounts, and where indicated otherwise.

This MD&A has been prepared as of November 8, 2017.

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cash cost of sales and cash cost to produce dried cannabis, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making.

The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and future prospects in a manner similar to Aurora management.

As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
_________________

Cash Cost of Sales and Cash Cost to Produce Dried Cannabis

Cash cost of sales of dried cannabis produced is calculated by taking the total IFRS cost of sales and removing the effect of changes in fair value of biological assets, non-cash production costs, oil conversion costs, cost of sales from service revenue, and purchases from other Licensed Producers, all divided by the total number of grams of dried cannabis produced in the period.

Cash cost to produce dried cannabis is cash cost of sales of dried cannabis produced less packaging costs (post-production cost).

Management believes these measures provide useful information as they measure the efficiency of production and may be a benchmark of the Company against its competitors.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

COMPANY OVERVIEW

Aurora’s principal business is the production and distribution of medical cannabis in Canada and Germany. The Company produces and distributes dried medical cannabis and cannabis oils in Canada pursuant to the  Access to Cannabis for Medical Purposes Regulations (“ACMPR”), and distributes wholesale medical cannabis in the European Union pursuant to the German Medicinal Products Act and German Narcotic Drugs Act.

On September 29, 2017, the Company acquired BCNL and UCI, leading companies in the production and sale of proprietary systems for the indoor cultivation of cannabis, organic microgreens, vegetables and herbs. The acquisition represents an important step to serve patients who choose to grow their own cannabis and ultimately, the adult recreational market in Canada upon the anticipated legalization in July 2018, as well as provides differentiation into the rapidly growing healthy lifestyle-driven urban garden market.

Aurora’s strategy and vision is to build a leading, integrated global cannabis company through the construction of highly-efficient purpose-built facilities that allow the Company to produce significant volumes of low-cost, high quality cannabis, aggressive and strategically focused international expansion, strong brand differentiation, and industry leading board, senior management and production teams. Aurora expects that this strategy will deliver strong and sustainable shareholder value as the Company gains and retains significant market share of the domestic and international medical cannabis markets as well as the Canadian adult usage market once legalized.

The Company operates a purpose-built 55,200 square foot production facility based in Mountain View County, Alberta with a current annual capacity of approximately 4,800 kilograms of high-quality cannabis. Aurora also has 7.7 million square feet of land available at the Mountain View site for potential future expansion. Alberta is an ideal production location due to low energy, labor and tax costs.

Aurora has completed an additional facility in Pointe-Claire, Quebec, named Aurora Vie. This is a 40,000 square foot, state-of-the-art next generation purpose-built cannabis facility that is anticipated to produce approximately 4,000 kg per annum of high-quality cannabis at full capacity. Aurora Vie was granted a Health Canada production license on October 27, 2017.

The Company is also currently constructing an 800,000 square foot production facility, “Aurora Sky”, at the Edmonton International Airport in Alberta. Management anticipates Aurora Sky, once completed, to be the world’s most technologically advanced cannabis facility in the world, utilizing state-of-the-art cultivation technologies that have previously not been integrated into one single facility. At full capacity, the Company anticipates Aurora Sky to produce in excess of 100,000 kg per annum of high-quality cannabis at low cost due to technology-driven efficiencies.

The Company’s common shares trade under the symbol “ACB” on the Toronto Stock Exchange (“TSX”) and under the symbol “ACBFF” on the United States OTCQX Market Exchange.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Agility, Innovation, Execution and Expansion

Building a Globally Dominant Cannabis Company

Aurora continued to execute its aggressive plan to build a leading, integrated global cannabis company.

During the three months ended September 30, 2017, the Company achieved record revenues, registered patients, grams sold, selling price per gram, as well as began exports to the German market. Aurora also continued to realize lower costs per gram for the production of cannabis.

In the first quarter of 2018, and in the subsequent period up to the date of this MD&A, construction of the world-leading Aurora Sky facility progressed on schedule, while the Company completed and was granted a cultivation license for its Aurora Vie facility in Quebec. Aurora raised significant additional financial resources, acquired key strategic assets, expanded its business line through BCNL and UCI, and continued to strengthen its talented, world-class production and corporate team.

Financial and Operational Highlights

	Q1 2018	Q4 2017	Q3 2017	Q2 2017
	#	#	#	#
Active registered patients (1)	19,280	16,400	13,110	12,200
Grams sold	889,965	755,059	653,008	538,045
Grams produced (2)	1,009,585	1,164,683	846,849	670,322

(In CDN $000’s unless otherwise noted)	$	$	$	$
Revenues	8,249	5,936	5,175	3,885
Average net selling price per gram	8.22	7.45	6.64	5.96
Cash cost of sales per gram (3)	1.92	2.09	2.31	2.56
Cash cost to produce per gram (3)	1.73	1.91	1.91	2.13
Cash and cash equivalents (4)	127,915	159,796	111,116	55,846
Working capital	169,674	170,142	126,530	60,060
Investment in capital assets	26,221	19,985	10,464	4,158

(1)	As of the date hereof, the Company has over 20,000 active registered patients.
(2)

Grams produced in the first quarter 2018 decreased due to lower yielding strains being harvested at certain times in the period compared to higher yielding strains in prior periods. Additionally, the Mountain View facility has reached optimal production capacity in the quarter.

(3)

Cash cost of sales per gram and cash cost to produce per gram are non-IFRS financial measures that do not have a standardized meaning under IFRS and may not be comparable to other companies. See definitions earlier in this document and reconciliation under “Results of Operations”.

(4)	As of the date hereof, the Company has approximately $185,000 in cash and cash equivalents.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

RECENT DEVELOPMENTS (SUBSEQUENT TO SEPTEMBER 30, 2017)

Continued Strong Patient and Revenue Growth

•

Aurora registered over 3,500 patients since last fiscal year end, and as of the date of this report, the Company has surpassed 20,000 active registered patients less than 2 years after the Company’s first product sale in January 2016. Management believes this to be the fastest rate of patient registration for a Licensed Producer after the launch of commercial operations.

•

CanvasRx, which now operates 25 facilities nationwide, remains the leading Canadian network of cannabis counseling and outreach centres, with more than 31,900 registered patients. Over 8,900 medical doctors across Canada have referred patients to CanvasRx or its affiliated medical clinics.

Capacity Expansion

•

The construction of the Aurora Sky facility at the Edmonton International Airport in Alberta is progressing well. At 800,000 square feet, with modern technology and automation, Aurora Sky is expected to produce over 100,000 kilograms annually and deliver significant economies of scale for Aurora. Located on Edmonton International Airport land, with access to ample power, Aurora Sky is ideally positioned for increased domestic and international distribution. To date, over 400,000 square feet of structure has been erected, 80% of which has its specialty glass installed, and many sub-systems have been delivered to the site. The Company anticipates the first bays to be completed and ready for planting before the end of calendar 2017, with the first harvest in the first half of 2018, and full completion of the construction project by mid-2018.

•

Completed the construction upgrades at and received the cultivation license from Health Canada for the Company’s 40,000 square foot purpose-built indoor facility, Aurora Vie, in Pointe-Claire, Quebec in six months, reflecting the Company’s agility, capabilities and speed of execution. The Company anticipates shipping genetics shortly and first harvest in the first quarter of calendar 2018.

Expanding International Operations

•	Exports to Germany in September 2017 have passed the country’s lab testing requirements for quality control, and were delivered to pharmacies, beginning in October 2017. Revenues from exports to Germany will be recognized beginning in Aurora’s second fiscal quarter. The Company continues to export ongoing, regular shipments of dried cannabis flower from Canada to Germany.

Financings

•

On November 2, 2017, the Company closed a bought deal financing of 23,000,000 units with a syndicate of underwriters led by Canaccord Genuity Corp. (collectively, the “Underwriters”) which included the full exercise of the Underwriters’ 3,000,000 Over-Allotment Option, at a price of $3.00 per unit for aggregate gross proceeds of $69,000. Each unit consists of one common share and one common share purchase warrant of the Company. Each warrant is exercisable to acquire one common share at an exercise price of $4.00 per share for a period of 3 years following the closing date of the offering, subject to adjustments in certain events.

Concurrent with the bought deal financing, the Company closed a non-brokered private placement of 2,000,000 units at $3.00 per unit for gross proceeds of $6,000. Each unit is comprised of one common share and one common share purchase warrant exercisable at $4.00 for a period of 3 years.

Proceeds from the above financings will help position the Company to further accelerate its aggressive growth strategy in both domestic and international markets.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

•

On November 6, 2017, the Company elected to exercise its right to convert all of the principal amount of the remaining 8% convertible debentures as the volume weighted average price of its common shares for 10 consecutive days equaled $3.02. The remaining debentures of $4,120 will be converted into 2,060,000 common shares of the Company and accrued interest will be paid.

•	Approximately $200 million in additional gross cash proceeds remain available from the future exercise of warrants, stock options and compensation options/warrants.

Strategic Relationship with Radient Technologies Inc.

•

In November, Aurora and Radient announced that they had finalized a Master Services Agreement, pursuant to which Radient will perform certain services for Aurora using its MapTM technology, as well as other technologies, for the development, commercialization and supply of standardized cannabis extracts, which may be derived from both cannabis and hemp. The agreement initially covers services delivered in Canada, Australia, and the European Union, but may be expanded to additional territories. Within the countries covered by the agreement, Radient shall deliver its services under preferential terms to Aurora. Radient has applied with Health Canada to obtain Licensed Dealer and Licensed Producer status, and is progressing well through the processes. Upon receipt of either license, Radient will be able to commence production of cannabis extracts. The Company expects that this agreement will enable Aurora to accelerate the production of high-margin cannabis derivatives under favourable terms.

•

On June 5, 2017, Aurora and Radient successfully completed their joint venture research activity and confirmed the effectiveness of Radient’s proprietary MapTM technology and associated continuous flow design for extracting cannabinoids from dried cannabis.

Product Line Expansion

•

On October 5, 2017, the Company announced the launch of its proprietary and patent-pending live plant transporter, the Aurora EnvoyTM (“Envoy”). The Company filed its patent application on August 31, 2017, providing Aurora with the opportunity to pursue patent protection in over 150 countries. The Envoy possesses several features that promote the health, vigor and vegetative growth of live plant cuttings during shipment, leading to high transplant success rates. Aurora intends to wholesale the Envoy on a global basis, and has designed the manufacturing process in a way that enables cannabis producers and other plant producers to customize the Envoy with their own branding. The Envoy is anticipated to launch commercially in the coming months.

•

In October 2017, the Company commenced vaporizer sales through Aurora’s website and mobile application pursuant to the exclusive hardware supply agreement with Namaste Technologies Inc. (“Namaste”), with over 200 orders in the first three days of commencement of sales.

Management Team Expansion

•

On October 30, 2017, the Company announced the appointment of Mr. Darryl Vleeming as Chief Information Officer, a newly created position, reflecting Aurora’s vision and commitment to incorporating technological innovation across all corporate functions.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

•

On November 7, 2017, the Company appointed Mr. Marc Lakmaaker as Director of Investor Relations and Corporate Development. Mr. Lakmaaker has extensive sector knowledge and substantial international experience, and will help Aurora further build its global investor profile.

KEY DEVELOPMENTS DURING THE FIRST QUARTER 2018

Strong Revenue and Patient Growth

•	Aurora generated revenues of approximately $8,249, up 39% or approximately $2,313 from Q4 2017, including the sale of 889,965 grams of cannabis, up 18% from Q4 2017.
•	On July 1, 2017, Aurora increased the prices of its dried cannabis strains from $8.00 to $9.00 per gram (from $5.00 to $6.00 per gram for low-income patients).
•	The impact of higher prices for dried cannabis, a 95% increase in gram equivalent sales of oils, and growth in international sales resulted in a 10% increase in average selling price per gram compared to Q4 2017. The Company also added approximately 2,880 active registered patients during the first quarter of 2018, representing an increase of 18% during the quarter.
•	On September 12, 2017, CanvasRx opened its first location in British Columbia, located in Vancouver. This opening is the 25th CanvasRx location and the 7th opened in 2017.

Significant Advancements on International Expansion

•

The Company entered into a technical services agreement with Cann Group Limited (“Cann Group”) to facilitate an exchange of information and support across areas including the cultivation and processing of medical cannabis, extraction and manufacturing technology, and analysis of cannabis extracts. Cann Group is building a world-class business focused on breeding, cultivating and manufacturing medical cannabis for sale and use within Australia. Aurora holds a 19.9% interest in Cann Group.

•

Pedanios passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany. The second and final stage of the application process involves a competitive bid proposal and contract negotiations to cultivate, process, store, package and deliver cannabis for medical purposes in Germany. Results of the tender process are expected in March 2018.

•	The Company’s Mountain View facility meets EU GMP certification standards, required by the German government for export to that market, and anticipates receiving the certification shortly.
•

In September 2017, the Company received its export permit issued by Health Canada, as well as provisional import status from the German Bundesopiumstelle (Federal Narcotics Bureau), to import medical cannabis products into Germany through Pedanios where it will be distributed to a network of more than 1,700 pharmacies across the country. Germany currently represents the largest single federally-legal medical cannabis market in the world, and is experiencing a significant shortage of supply. On September 18, 2017, the Company shipped the first 50 kilograms of dried cannabis from its facility in Mountain View County, Alberta, to Berlin-based Pedanios. This is the first quantity of product sourced from Aurora’s Canadian cultivation base to supply the German medical market, with further ongoing shipments continuing to occur.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Strategic Investment in Hempco

In September 2017, the Company entered into a subscription agreement to purchase 10,558,676 units of Hempco at $0.3075 per unit (the “Investment”), each unit consisting of one common share and one share purchase warrant (exercisable at $0.41 per share). Upon closing, the Company will hold approximately 23% of the share capital of Hempco on a fully-diluted basis.

On September 15, 2017, the Company and Hempco executed an Option Agreement (the “Option”) to acquire up to an aggregate of 10,754,942 shares from the majority owners of Hempco, which, upon exercise, would bring the Company’s total ownership interest in Hempco to over 50% on a fully diluted basis.

Completion of the Option and Investment will become effective on the closing of Hempco’s private placement which remains subject to disinterested Hempco shareholder approval. Results of the shareholder meeting is expected on November 9, 2017.

Management anticipates that Hempco will provide further product differentiation for the Company, as well as, subject to regulatory changes anticipated for 2018, provide substantial supply of low-cost raw material for the extraction of CBD.

Product Line Expansion

Acquisition of BCNL and UCI

On September 29, 2017, the Company completed the acquisition of BCNL and UCI, leading companies, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home kitchens. The Company acquired all of the issued and outstanding shares of BCNL and UCI for a total consideration, including future performance based milestones, of $7,397. Pursuant to the acquisition agreement, the Company may pay up to $4,000 upon achievement of future performance milestones related to earnings before interest, taxes, depreciation and amortization (“EBITDA”) until October 31, 2020.

The acquisition of BCNL and UCI is an important step in the Company’s strategy to serve the home gardening market in Canada for patients who choose to grow their own medical cannabis, and ultimately for adult consumers who choose to grow their own cannabis after the Canadian federal government legalizes adult usage, which is anticipated by July 2018. As at August 31, 2017, 10,547 Canadians were registered to grow either their own cannabis or as designated growers for others1. The number of home cannabis cultivators is expected to grow as a result of continued processing of applications by Health Canada. While the ultimate number of home growers is anticipated to be limited relative to the overall size of the market, it represents very significant upside potential for BCNL to grow its customer base and market share.

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1 Source: Health Canada response to Lift News: https://news.lift.co/10000-canadians-authorized-to-grow-their-own-medical-cannabis/

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

BCNL’s products have been widely recognized as the gold standard for home cannabis production. The indoor growing systems produce consistent, predictable, and repeatable yields, while at the same time reducing the labor intensity normally associated with home growing. The systems’ CSA-approved design, safety features, and odorless operation is expected to generate strong resonance with the Company’s target markets, and securely address potential concerns among municipal governments.

Urban acquisition of UCI provides differentiation into a non-cannabis market, addressing the healthy lifestyle segment of the urban gardening market. UC’s products have been endorsed by celebrities, such as Martha Stewart, based on the quality of design and operation, as well as the lifestyle changes the products allow for.

The acquisition of BCNL and UCI will allow the Company to provide a fully integrated package, including starter materials such as clones, offering one-stop shopping for people who choose to grow their own cannabis at home.

Supply Agreement with Namaste

On September 26, 2017, the Company entered into an exclusive hardware supply agreement for the Canadian market with Namaste. Pursuant to the agreement, Aurora, through its website and mobile application, will offer a specially curated selection of industry-leading vaporizers, which will be sourced from Namaste. Namaste will be providing these products to Aurora’s customers via next day delivery across Canada, and same day delivery to customers in the Greater Toronto Area, which has a population of nearly 6.5 million people. Namaste will also provide Aurora with back-office support, including the handling of returns and warranty claims. With the increasing momentum towards smoke-free options in the cannabis market, the Company will be able to meet this growing demand by offering a preferred selection of Namaste-sourced vaporizers that meet the Aurora Standard. This product line expansion is an important step in our strategy to position the Company for the adult consumer market in preparation for legalization in 2018.

Strengthened Capital Position

Aurora strengthened its balance sheet and liquidity position during the first quarter of 2018 with $1.5 million in new financings as follows:

•	During the three months ended September 30, 2017, the Company raised $1.30 million through the exercise of warrants, options and compensation options.
•	During the quarter, the Company also converted approximately $0.25 million of convertible notes into common shares.
•	Approximately $96 million in additional gross cash proceeds remain available from the future exercise of warrants, stock options and compensation options/warrants.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Strengthening of the Senior Management Team

During the first quarter of 2018, Aurora strengthened its senior management team with talented and experienced individuals to ensure the Company has the leadership to further grow and build shareholder value through execution of domestic and international objectives and opportunities. In July and August 2017, the Company appointed Nilda Rivera as VP of Finance, Nick Whitehead as VP of Market Development, Dieter MacPherson as VP of Production, and John Barnet as Chief Cultivator.

Other Key Developments

•	On July 24, 2017, the company graduated from the TSX Venture Exchange to the Toronto Stock Exchange.
•

The Company issued 3,178,177 common shares during the period ended September 30, 2017, at a deemed price of $2.135 per common share, to the vendors of CanvasRx in accordance with CanvasRx achieving certain earn-out payment milestones, as set out in the share purchase agreement previously announced on August 10, 2016.

•	The Company received 14,285,714 units and 77,540 units of Radient on conversion of $2,000 debentures and payment of final interest, respectively.
•	Mr. Barry Fishman has resigned from the board of directors effective September 25, 2017. Mr. Fishman will continue to provide limited direction to the Company until a new director has been appointed.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information from continuing operations for the most recent eight quarters:

			Basic and Diluted
		Net Income	Earnings (Loss) per
Quarter ended	Revenue	(Loss)	Share
(In CDN $000s)	$	$	$
September 30, 2017	8,249	3,560	0.01
June 30, 2017	5,936	(4,816)	(0.01)
March 31, 2017	5,175	139	-
December 31, 2016	3,885	(2,678)	(0.01)
September 30, 2016	3,071	(5,613)	(0.03)
June 30, 2016	1,220	(7,474)	(0.05)
March 31, 2016	219	2,527	0.02
December 31, 2015	-	593	-

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

The net income for the quarter ended September 30, 2017 was primarily attributable to increased revenues and to the unrealized gain on convertible debentures. For the three months ended September 30, 2017, 15% of the Company’s revenue was generated from sales in Germany through the Company’s wholly-owned subsidiary Pedanios.

The net loss for the quarter ended June 30, 2017 was primarily attributable to the unrealized loss on convertible debenture investments, increased finance costs relating to convertible debenture payables, share-based payments, acquisition and project evaluation costs, and increased expenditures due to scaling up operations.

The net income for the quarter ended March 31, 2017 was primarily attributable to the unrealized gain on the changes in fair value of biological assets and unrealized gain on debenture and marketable securities.

The net losses for the quarters ended September 30, 2016 and June 30, 2016 were primarily due to a decrease in unrealized gain on changes in fair value of biological assets and increased expenditures due to increased corporate activities related to scaling up of its operations, the acquisition of CanvasRx and various equity and debt financings.

The net income for the quarters ended March 31, 2016 was primarily attributable to the unrealized gain on the changes in fair value of biological assets.

RESULTS OF OPERATIONS

During the three months ended September 30, 2017, the Company continued to advance its aggressive business and operating strategies that included increased operational and production efficiencies realized from the Mountain View production facility, the construction of its Aurora Sky and Pointe-Claire facilities, continued registration and servicing of new and existing patients, increasing plants in production to meet current and anticipated increases in product demand, and strategic acquisitions and investment opportunities.

During the prior period, the Company continued its efforts and operational spending on the registration of new patients, increasing production to meet anticipated increase in product demand and closing various equity and debt financings.

Revenues

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2017	2017	2017	2016	2016

Net Revenue (1)	$	$	$	$	$
Canadian dried cannabis	4,641	4,384	4,336	3,207	2,752
Canadian cannabis oils	1,439	804	-	-	-
Germany dried cannabis	1,235	439	-	-	-
Service revenue	934	309	839	678	319
Total consolidated net revenue	8,249	5,936	5,175	3,885	3,071

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Grams sold	#	#	#	#	#
Dried cannabis	802,250	710,155	653,008	538,045	435,720
Cannabis oils (gram equivalent)	87,715	44,904	-	-	-
Total consolidated grams sold	889,965	755,059	653,008	538,045	435,720

Average net selling price per gram sold	$	$	$	$	$
Dried cannabis	7.32	6.79	6.64	5.96	6.32
Cannabis oils (per gram equivalent)	16.41	17.91	-	-	-
Total consolidated average selling price per gram sold	8.22	7.45	6.64	5.96	6.32

(1)	Net revenue is comprised of gross revenue net of discounts, returns and allowances.

Revenues for the three months ended September 30, 2017 were $8,249 as compared to $3,071 in the three months ended 2016. The increase in revenues during the first quarter was primarily due to the continued increase in the number of registered patients as well as an increase in the average net selling price per gram of medical cannabis. In addition, the Company generated additional revenues from its subsidiaries, CanvasRx and Pedanios, related to patient counselling and outreach services and wholesale distribution of medical cannabis to pharmacies in Germany respectively. The three months ended September 30, 2017 is the first full quarter of Pedanios revenues that have been consolidated with the Company.

Revenues increased by $2,313 compared to the quarter ended June 30, 2017. The increase was primarily attributable to a 181% and 79% increase in sales from Pedanios and cannabis oils, respectively. Service revenue from CanvasRx also increased compared to the immediately preceding quarter due to recognizing revenues that were previously deferred.

During the three months ended September 30, 2017, the Company granted a total of $1,489 (2016 - $731) discounts on cannabis sales. The Company’s discounts consist of a $50 credit offered to each new Aurora patient and a compassionate pricing offered to low-income households and patients. The compassionate pricing program helps low-income households and patients on provincial or federal assistance programs have access to the Company’s medical cannabis. Aurora’s dried medical cannabis are currently priced at $9.00 per gram with compassionate pricing set at $6.00 per gram, and cannabis oils at $95.00 per 30 milliliter bottle with compassionate pricing set at $65.00 per 30 milliliter bottle. During the three months ended September 30, 2017, approximately 48% of registered patients purchased medical cannabis through the compassionate pricing program (2016 – 25%).

The Company received its license from Health Canada to sell medical cannabis under the ACMPR on November 27, 2015 and generated its first product sale on January 5, 2016. In January 2017, the Company obtained its cannabis oil sales license and commenced the sale of cannabis oils in April 2017.

From the commencement of sales in January 2016 to September 30, 2017, the Company has sold a total of 3,528,877 grams of medical cannabis at an average net selling price of $6.99 per gram.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Cost of Sales

Included in cost of sales for the three months ended September 30, 2017 were the unrealized gains on changes in fair value of biological assets of $4,611 (2016 - unrealized loss $1,262), inventory expensed of $1,973 (2016 - $482), and production costs of $2,077 (2016 - $1,241).

The increase in production costs and inventory expensed to cost of sales during the three months ended September 30, 2017 was largely attributable to increases in production and production yields during the period. The Company produced 1,009,585 grams of cannabis in the first quarter 2017 compared to 354,975 grams produced in the same period 2016, an increase of 184% or 654,610 grams.

Biological assets consist of cannabis plants at various pre-harvest stages of growth which are recorded at fair value less costs to sell at the point of harvest. Cost to sell are primarily related to shipping costs. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost for inventory. Inventory is later expensed to cost of sales when sold and offset against the unrealized gain on biological assets. Production costs are expensed through cost of sales.

Cash Cost of Sales of Dried Cannabis Produced

The Company calculates cash cost of sales of dried cannabis produced, on a total and per gram basis, as follows:

Unaudited Non-IFRS Measure	Three months ended
(In CDN $000’s, except gram amounts)	Sep 30 ‘17	Jun 30 ‘17	Mar 31 ‘17	Dec 31’16	Sep 30 ‘16
	$	$	$	$	$
Cost of sales (recovery) per IFRS	(561)	90	(587)	(476)	2,984
Add (less):
Changes in fair value of biological assets	4,611	3,230	2,620	2,881	(1,262)
Inventory expensed to cost of sales:
Cost of sales on service revenue	(29)	(31)	(40)	6	(6)
Cost of sales on products purchased from other Licensed Producers	(1,090)	(337)	(206)	(611)	(268)
Production costs:
Oil conversion costs	(866)	(403)	263	-	-
Depreciation	(125)	(111)	(92)	(81)	(68)
Total cash cost of sales of dried cannabis produced	1,940	2,438	1,958	1,719	1,380

Grams produced in the period	1,009,585	1,164,683	846,849	670,322	354,975
Cash cost of sales per gram of dried cannabis produced	$1.92	$2.09	$2.31	$2.56	$3.89

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Cash Cost to Produce Dried Cannabis

The Company calculates cash cost to produce dried cannabis, on a total and per gram basis, as follows:

Unaudited Non-IFRS Measure	Three months ended
(In CDN $000’s, except gram amounts)	Sep 30 ‘17	Jun 30 ‘17	Mar 31 ‘17	Dec 31’16	Sep 30 ‘16
	$	$	$	$	$
Cash cost of sales of dried cannabis produced	1,940	2,438	1,958	1,719	1,380
Less: packaging costs	(195)	(219)	(336)	(291)	-
Total cash cost to produce dried cannabis	1,745	2,219	1,622	1,428	1,380

Grams produced in the period	1,009,585	1,164,683	846,849	670,322	354,975
Cash cost to produce per gram of dried cannabis	$1.73	$1.91	$1.91	$2.13	$3.89

Aurora began selling medical dried cannabis and cannabis oils in January 2016 and April 2017, respectively. The continuing decrease in the cash cost to produce per gram from quarter to quarter was due to increased production yields, resulting in more efficient allocation of costs and overhead. Total production costs are expected to increase in the next year as the Company completes construction and begins producing cannabis at its new facilities in Alberta and in Quebec. However, per gram production costs are expected to decrease materially as the efficiencies from automation, scale and yield expertise are realized in the new Aurora facilities.

Total grams produced decreased by 155,098, from 1,164,683 grams in the three months ended June 30, 2017 to 1,009,585 grams in the three months ended September 30, 2017. The cultivation of lower yielding but high demand strains during the quarter resulted in slightly lower grams of product harvested as compared to the preceding quarter. During the first quarter of 2018, the Mountain View facility reached optimal production capacity and production yields are expected to remain relatively consistent until production begins in the new Aurora facilities.

Gross Profit

Gross profit was $8,810 for the three months ended September 30, 2017 compared to $86 for the three months ended September 30, 2016. The increase was attributable to the gain on the effect of changes in fair value of biological assets in addition to an increase of $5,178 in revenues as the number of active registered patients increased from 8,200 at September 30, 2016 to 19,280 at September 30, 2017. In addition, the Company generated $1,235 of revenues in Germany through the sale of medical Cannabis by Pedanios.

Gross profit increased by 51% or $2,964 for the three months ended September 30, 2017 as compared to the previous quarter, from $5,846 for the three months ended June 30, 2017 to $8,810 for the three months ended September 30, 2017. The increase in gross profit resulted from a 43% increase in the gain on the effect of changes in fair value of biological assets and a 39% increase in revenues, offset by a 22% increase in production costs (mainly wages) and inventory expensed to cost of sales as a result of scaling up of production.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

General and Administration

	Three months ended
	September 30,
	2017	2016
	$	$
Professional fees	775	444
Office and administration	848	175
Wages and benefits	1,370	428
	2,993	1,047

The over-all increase in general and administration costs by $1,946 for the three months ended September 30, 2017 was primarily attributable to increases in corporate and general administrative activities of the Company as it scaled up its business operations in both Canada and Germany, as well as other costs incurred related to ongoing negotiations for additional financings and investment opportunities. In the prior period, the Company began to expand operations with the acquisition of CanvasRx and closed equity and debt financings.

Professional fees increased by $331 during the three months ended September 30, 2017. The increase resulted from various legal, regulatory, advisory and other fees as the Company conducted due diligence activities and entered into various consulting contracts, employment agreements, and other business contracts to support its increasing business operations. Regulatory fees increased as a result of the transfer of the Company’s listing from the TSX Venture Exchange to the TSX.

Office and administration increased by $673 during the three months ended September 30, 2017, as a result of an increase in travel expenses related to management and employee travels between the Company’s offices and facilities located in Vancouver, Mountain View County, Edmonton, Pointe-Claire, Quebec, Toronto and Germany. Travel costs were also incurred as the Company evaluated potential projects and conducted due diligence activities as part of the Company’s aggressive expansion strategy. There was also an increase in insurance premiums as the Company increased coverage consistent with the increase in operations.

Wages and benefits increased by $942 during the three months ended September 30, 2017. The increase during the period was primarily due to hiring of an aggregate of 28 employees since September 30, 2016 in the finance, corporate and human resources (HR) departments. During the three months ended September 30, 2017, the Company hired a total of 12 corporate general and administrative employees (2016 - 4). Additionally, management compensation increased as compared to 2016 as the Company strengthened its management team with the hiring of several senior executives to achieve its growth objectives and execute its aggressive domestic and international expansions strategy.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Sales and Marketing

	Three months ended
	September 30,
	2017	2016
	$	$
Consulting fees	1,442	481
Branding, public and media relations, and tradeshows	372	238
Selling and client care expenses	1,308	630
Wages and benefits	546	221
	3,668	1,570

Consulting fees increased by $961 during the three months ended September 30, 2017. The increase was primarily attributable to service fees accrued and paid to Canadian Cannabis Clinics (“CCC”) pursuant to an agreement to provide operational, administrative and consulting services to CanvasRx. The Company incurred $1,464 in fees to CCC during the three months ended September 30, 2017 compared to $305 in 2016. The increase in fees to CCC was a direct result of increased CanvasRx operations. CanvasRx revenues have increased from $319 for the three months ended September 30, 2016 to $934 for the three months ended September 30, 2017. Since the acquisition of CanvasRx in August 2016, 8,504 CanvasRx patients have registered with the Company as of September 30, 2017.

Selling and client care expenses increased by $678 during the three months ended September 30, 2017. Selling expenses consist of shipping costs, sales fees and commissions and payment processing fees. Client care expenses relate to patient registrations and maintenance, and consist of rent, utilities, and office expenses for the client care centre. The increase in selling and client care expenses is directly related to the increase in sales during the periods and the expansion of the client care centre.

Wages and benefits increased by $325 during the three months ended September 30, 2017 as the Company hired a total of 32 sales and marketing employees since September 30, 2016. During the three months ended September 30, 2017, the Company hired a total of 12 sales and marketing employees (2016 – 24) mainly in client care, compliance, public affairs and marketing. The increase in personnel in the client care centre is required to support the increase in patient volume during the periods.

Research and Development

Research and development costs for the three months ended September 30, 2017 was $107 compared to $40 for the three months ended September 30, 2016. During the period, expenses included the development of Aurora EnvoyTM and designing the related manufacturing process, as well as the continued development of packaging improvements and equipment.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Acquisition and Project Evaluation Costs

Acquisition and project evaluation costs increased by $175 from $165 during the three months ended September 30, 2016 to $340 for the three months ended September 30, 2017. The Company incurred legal, consulting and advisory fees relating to business acquisitions and due diligence activities as part of its aggressive domestic and international expansion strategy.

Depreciation and Amortization

Depreciation and amortization were $634 and $159 for the three months ended September 30, 2017 and 2016, respectively. The increase in depreciation and amortization of $475 was mainly from the amortization of intangible assets of $417 related to customer relationships from the acquisition of CanvasRx in the prior year. No amortization of intangible assets was recorded in the prior period.

Share-based Payments

The Company recorded share-based payment expense of $2,486 for 4,435,000 stock options and 2,000,000 Restricted Share Units granted and vested during three months ended September 30, 2017, compared to $380 for 1,665,000 stock options granted and vested during three months ended September 30, 2016. Share-based payments of $351 for the remaining 127,128 Restricted Share Units granted on September 29, 2017 and vested immediately were recognized in the year ended June 30, 2017.

Finance and Other Costs

Finance and other costs were $2,016 during the three months ended September 30, 2017 compared to $3,040 for the three months ended September 30, 2016.

During the three months ended September 30, 2017, included in finance and other costs were $1,996 accretion and interest charges from the November 2016 and May 2017 convertible debentures. Of these debentures, $250 were converted into 125,000 common shares during the period. As of September 30, 2017, $79,220 principal balance remain outstanding on these debentures with an interest rate between 7% and 8%.

During the three months ended September 30, 2016, included in finance and other costs were $911 accretion expense, $1,578 finance charges, $544 interest expense, and $7 bank service charges. As a result of prepayments of $4,000 short-term loans and $4,000 interest free long-term related party loans, the Company recognized $905 in accelerated accretion expense, $681 accelerated amortization of financing fees, and paid a prepayment interest penalty of $253. Additionally, 2,712,500 warrants were issued with a fair value of $877 for the amendment of convertible debentures which was recognized as financing fees.

Other Income (Expenses)

The Company recorded an unrealized gain on its debenture of $6,937 during the three months ended September 30, 2017 related to a fair value change on its investment of $2,000 in convertible debentures. $830 of the unrealized gain was attributable to the fair value change and $6,107 related to the accelerated amortization of the deferred inception gain upon conversion of the convertible debenture.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

The Company also recorded an unrealized gain on derivatives of $817 during the three months ended September 30, 2017 related to warrants held in a Canadian publicly traded company.

Additionally, the Company recorded in other comprehensive income an unrealized gain on marketable securities of $12,551 during the three months ended September 30, 2017, of which $11,918 is attributable to the investment of 21,562,314 shares in an Australian publicly traded medical cannabis company.

Please see Note 4 to the Company’s Interim Financial Statements for additional details on the investments.

Income Tax Recovery

During the three months ended September 30, 2017, the Company recorded a deferred tax expense of $1,103 primarily related to the increase in fair value of marketable securities, as well as the increase in carrying value of inventory and biological assets.

During the three months ended September 30, 2016, the Company recorded a deferred tax recovery of $666 related to the issuance of $15,000 convertible debentures and recovered taxes of $8 related to SR&ED claims.

LIQUIDITY AND CAPITAL RESOURCES

During the three months ended September 30, 2017, the Company generated revenues of $8,249 from operations, and financed its current operations, growth initiatives, and met its capital requirements from prior year’s debt and equity financings. The Company’s objectives when managing its liquidity and capital resources are to generate sufficient cash to fund the Company’s operating and working capital requirements.

Working capital as of September 30, 2017 was $169,674 as compared to $170,142 at June 30, 2017. The decrease in working capital of $468 was largely attributable to the decrease in cash and cash equivalents of $31,881 and a $3,262 increase in accounts payable due to production facility construction, offset by a $19,915 increase in the fair value of marketable securities, $5,945 increase in biological assets and inventory, $4,028 increase in promissory notes receivable, and a $3,293 decrease in contingent consideration payable related to performance milestones of a subsidiary.

Marketable securities of $34,760 at September 30, 2017 primarily consisted of 21,562,314 common shares in an Australian publicly traded medical cannabis company at a market price of A$1.19 per share. The Company also holds 17,245,221 common shares in a Canadian publicly traded company.

Inventory at September 30, 2017 was $11,653 (June 30, 2017 - $7,703) which consisted of dried cannabis of $8,919 (June 30, 2017 - $5,845), cannabis oils of $1,547 (June 30, 2017 - $1,676), home cultivation systems of $890 (June 30, 2017 - $nil) and supplies and consumables of $297 (June 30, 2017 - $182). The increase in inventory mainly resulted from increased production of dried cannabis and purchases from other Licensed Producers to supplement the Company’s inventory to meet patient demand in Canada and Germany. As at September 30, 2017, included in inventory was a provision of $1,365 (June 30, 2017 - $1,630) to reduce inventory to net realizable value. The adjustment to net realizable value took into account the compassionate pricing for qualifying low income patients of $6.00 per gram of dried cannabis.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Biological assets at September 30, 2017 were $6,083 (June 30, 2017 - $4,088). At September 30, 2017, the Company expected that the biological assets which consisted of plants at various stages of growth would yield approximately 801,729 grams (June 30, 2017 – 599,245 grams) of medical cannabis when harvested. Biological assets increased during the period as a result of an increase in number of plants in production, higher yields, as well as an increase in fair value.

The Company’s long term assets mainly consisted of property, plant and equipment of $71,385, of which $11,892 related to the existing Mountain View facility in Alberta, $51,749 related to the ongoing construction of the Aurora Sky facility, and $4,639 related to the ongoing construction of the Pointe-Claire facility. Additional long term assets include goodwill of $47,651 and intangible assets of $30,670 relating to business and asset acquisitions.

Net cash and cash equivalents on hand decreased from $159,796 as at June 30, 2017 to $127,915 as at September 30, 2017. The decrease in cash and cash equivalents resulted mainly from net cash generated from financing activities of $1,279, offset by net cash used for operations of $4,974, investments and capital expenditures of $28,432, and adjusted by $246 from the effect of foreign exchange on cash flows.

During the three months ended September 30, 2017, the Company strengthened its balance sheet and liquidity position with approximately $1,545 from the exercise of stock options and warrants as well as the conversion of $250 convertible debentures into common shares. The Company anticipates that it has sufficient funds to cover future operating cash flows and to complete the construction of both the Aurora Sky and Pointe-Claire facilities based on the current capital resources available.

On November 2, 2017, to support the Company’s aggressive growth strategy, the Company raised aggregate gross proceeds of $75,000 through a bought deal financing of 20,000,000 units at $3.00 per unit plus an Over-Allotment option to the underwriters of 3,000,000 units and a concurrent non-brokered private placement of 2,000,000 units having the same terms as the bought deal financing. The proceeds from the financings will be used towards the Company’s strategic growth initiatives for domestic and international expansion.

The Company anticipates that it will have sufficient liquidity and capital resources to meet all of its planned expenditures for the next twelve months.

Operating Activities

For the three months ended September 30, 2017, cash flows used for operating activities were $4,974 compared to $2,875 for the three months ended September 30, 2016. During the three months ended September 30, 2017, cash flows used for operations resulted primarily from cash inflows of $4,199 from gross profit adjusted for the gain on change in fair value of biological assets, offset by cash flows used for operating expenses of $5,998, finance and other costs of $23 and cash outflows of $3,152 related to changes in non-cash working capital.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Investing Activities

For the three months ended September 30, 2017, the Company had net cash outflows related to investing activities of $28,432 as compared to $4,048 for the three months ended September 30, 2016. Cash used in investing activities during the period included the following:

•	construction of the new Aurora Sky facility of $15,966, and the purchase of production equipment, computers and furniture, and building improvements of $5,095;
•	secured loans and advances of $4,736; and
•	acquisition of BCNL and UCI of $2,635, net of cash balance assumed.

Investing activities during the prior period consisted mainly of the acquisition of CanvasRx for net consideration of $3,418 and the purchase of production equipment, computers and furniture, and building improvements of $630.

Financing Activities

Net cash flows provided by financing activities for the three months ended September 30, 2017 were $1,279 compared to $29,858 for the three months ended September 30, 2016. During the three months ended, the Company raised aggregate net cash proceeds of $1,296 from the exercise of warrants and options, offset by finance lease payments of $17.

For the three months ended September 30, 2016, the Company raised aggregate net cash of $39,017 from private placements, unsecured convertible debentures and from the exercise of options and warrants. The proceeds were offset by financing fees paid on debentures of $610 and repayments of loans totaling $8,549 consisting of related party loans of $4,090, a third party unsecured loan of $459 and a third party secured loan of $4,000.

Capital Resource Measures

The Company’s major capital expenditures during the three months ended September 30, 2017 mainly consisted of the construction of its 800,000 square foot highly-automated greenhouse in Alberta, Canada. See “Capacity Expansion”. The Company believes it has sufficient cash and resources to fund the Company’s operations and complete construction for both its Aurora Sky and Pointe-Claire facilities for the next fiscal year.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Contractual Obligations

In addition to the commitments outlined in Note 20 to the Company’s Interim Financial Statements, the Company had the following contractual obligations as of September 30, 2017:

		Less than		After
Contractual Obligations	Total	1 year	1 to 3 years	3 years
	$	$	$	$
Accounts payable and accrued liabilities	12,015	12,015	-	-
Deferred revenues	1,548	1,548	-	-
Finance lease	424	107	317	-
Operating lease	128	60	68	-
Convertible notes	79,220	-	79,220	-
Office lease	8,755	1,106	2,499	5,150
Total	102,090	14,836	82,104	5,150

Investment in Australis Holdings LLP

Each of the Company’s wholly-owned subsidiary, ACI and its joint venture partner, AJR Builders Group LLC (“AJR”), holds a 50% interest in Australis Holdings LLP (“AHL”), a Washington Limited Liability Partnership.

AHL purchased two parcels of land totaling approximately 24.5 acres (the “Property”) in Whatcom county, Washington for USD$2,300,000 in 2015 with the initial intention to construct a new cannabis production and processing facility. The Company subsequently decided not to move forward with US medical cannabis production. This property is currently for sale.

Pursuant to a promissory note dated April 10, 2015, the Company through ACI loaned CAD$1,645 to AHL to fund the purchase of the Property. The note bears interest at a rate of 5% per annum and matures on October 31, 2017. In the event of a default, interest will be charged at 12% per annum. The note is secured by a first mortgage on one parcel of the Property and a second mortgage on the other title as well as a general security agreement granting ACI security over all present and after acquired property of AHL. The parties are negotiating to extend the term of the loan.

OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

TRANSACTIONS WITH RELATED PARTIES

Related Party Transactions

The Company entered into certain transactions with related parties during the three months ended September 30, 2017 and 2016 as follows:

Goods and Services

		Three months ended		As at
		Sep 30, 2017 $	Sep 30, 2016 $	Sep 30, 2017 $	Jun 30, 2017 $
Name and Relationship to Company	Transaction	Related Party Transactions		Balance Payable (Receivable) (1)
Delcon Industries Ltd, a company controlled by Dale Lesack, a director of ACE	Consulting fees	38	38	16	14
Consulting fees were paid for services as Production Facilitator.
Evolve Concrete, a company controlled by Chris Mayerson, a director of ACE	Consulting fees	15	11	6	7
Consulting fees paid for services as part-time (full-time in the prior year) Cultivator of the Company.
Canadian Cannabis Clinics (“CCC”), a company where Joseph del Moral, is a common director	Service fees	1,464	305	73	(72)
CCC provides operational, administrative and consulting services to CanvasRx.
Superior Safety Codes (“Superior”), a company controlled by Terry Booth, CEO and Steve Dobler, President of the Company	Rent, accounting and administration	30	30	21	39
Rent for corporate offices in Edmonton and Calgary as well as accounting and administrative support at these offices pursuant to an Administrative Services and Office Space Agreement dated January 1, 2016.
Belot Business Consulting Corp, a company controlled by Neil Belot, Chief Global Business Development Office	Consulting fees	167	-	-	-
Consulting fees paid related to the CanvasRx acquisition.
748086 Alberta Ltd., a company controlled by Jason Dyck, a director of the Company	Consulting fees	15	-	5	5
Consulting fees related to scientific research and development Services.
8115966 Canada Inc. (“8115966”), a company controlled by Michael Singer, a director of the Company	Consulting fees	5	27	4	-
Consulting fees for financial and other advisory services pursuant to a consulting agreement effective April 18, 2016 with 8115966.

(1)	The amounts are unsecured, non-interest bearing and have no specific repayment terms.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Key Management Compensation

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s Directors, CEO, President, CFO, COO, EVP, Chief Global Business Development Officer and Vice Presidents.

	2017	2016
	$	$
Management compensation	485	167
Directors’ fees (1)	49	51
Share-based payments (2)	1,983	102
	2,517	320

(1)	Include meeting fees and committee chair fees.
(2)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan.

Related Party Balances

As of September 30, 2017, $28 remains payable for directors’ fees (June 30, 2017 – $576 accrued and payable to officers for compensation). The amounts are unsecured, non-interest bearing and have no specific repayment terms.

The Company also has a note receivable from AHL with a balance of $2,132 at September 30, 2017 (June 30, 2017 - $2,096). The note bears interest at 5% per annum and matures on October 31, 2017. In the event of default, interest will be charged at 12% per annum. The note is secured by a first mortgage on one parcel of AHL’s properties, and a second mortgage on the other title as well as a general security agreement granting ACI security over all present and after acquired property of AHL. The parties are negotiating to extend the term of the loan.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the Financial Statements are described below.

Fair value measurements of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably investment in equity in securities, derivative financial instruments, convertible debt and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Biological assets

Biological assets, consisting of cannabis plants and agricultural produce consisting of cannabis, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets and the agricultural product requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle.

The valuation of biological assets at the point of harvest is the cost basis for all cannabis based inventory and thus any critical estimates and judgments related to the valuation of biological assets are also applicable for inventory. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

Estimated useful lives and depreciation of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. All acquisitions have been accounted for using the acquisition method.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

Goodwill impairment

The Company performs an annual test for goodwill impairment in the fourth quarter for each of the cash generating units (CGUs), and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Determining whether an impairment has occurred requires valuation of the respective CGU, which we estimate using a discounted cash flow method. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data. The Company tests intangible assets with indefinite lives annually for impairment using a fair value method such as discounted cash flows.

Convertible instruments

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance.

The identification of convertible notes components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options and warrants. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company’s future share price, risk free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

NEW ACCOUNTING PRONOUNCEMENTS

Please see Note 2(e), Recent Accounting Pronouncements, to the Company’s Interim Financial Statements for a full disclosure on its changes in accounting policies including initial adoption.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Please see Note 22, Financial Instruments and Risk Management, to the Company’s Interim Financial Statements for a full discussion of its financial instruments and risk management.

SUMMARY OF OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following securities issued and outstanding:

Securities (1)	November 8, 2017
#
Issued and outstanding shares	375,421,933
Options	18,510,070
Warrants	47,427,237
Compensation warrants	699,468
Restricted share units	2,127,128
Convertible debentures	24,644,962

(1)	See the Company’s Interim Financial Statements for a detailed description of these securities.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

OUTLOOK

While production capacity at our Mountain View facility in Cremona is nearly fully optimized, we anticipate further expansion from the first calendar quarter of 2018 onwards with first harvest at Aurora Vie, followed in subsequent quarters by harvest from the first completed bays at Aurora Sky. Until such time, revenue growth will largely be a function of increased shipments to our European subsidiary, Pedanios, which will start contributing from Q2 onwards, growth of cannabis oil production and sales, increased product availability through strategic wholesale supply relationships, and consolidation of our recent acquisitions BCNL and UCI.

Aurora’s business strategy is to continue accelerating its penetration of the Canadian medical cannabis market, leverage its Health Canada sales license for derivative products (cannabis oils), commence cultivation at its Aurora Vie facility in Quebec, and complete the Aurora Sky facility in Alberta for additional production capacity. Upgrades are also being undertaken to the Company’s first facility in Cremona, Alberta, to further enhance production.

In preparation for the anticipated mid-2018 Canadian federal legalization of adult consumer use of cannabis, the Company is building organizational and production capacity to capture a share of the adult use market.

Innovation and integration of technology are key components in Aurora’s growth strategy. Going forward, Aurora will continue to leverage new technologies aimed at:

•	Improving the customer experience, e.g. via further enhancements to Aurora’s unique mobile application - the world’s only mobile app for ordering legal medical cannabis;
•	Delivering industry-leading per square foot production capacity, while reducing operational expenses at its production facilities; and
•	Substantially increasing the production of cannabis concentrates through the Company’s collaboration with Radient.

The Company is also focusing on delivering further product differentiation through Aurora’s intended strategic investment in Hempco, its partnership with Namaste, and the acquisition of homegrow and urban garden companies, BCNL and UCI.

Finally, the Company is executing a significant international expansion as evidenced by the lead participation in the May 2017 Cann Group IPO in Australia and the May 2017 acquisition of Pedanios, Germany’s largest distributor of medical cannabis. The Company is actively pursuing further international opportunities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”). On July 24, 2017, the Company commenced trading on the TSX, graduating from the TSX Venture Exchange. The Company’s CEO and CFO will be required to file certifications relating to DCP and ICFR for the Company in connection with its interim and annual filings, commencing with the six months ended December 31, 2017, the second reporting period after the Company became a non-venture issuer on the TSX.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three-Month Period Ended September 30, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

FORWARD-LOOKING STATEMENTS

This MD&A may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

•	the construction of Aurora Sky, its associated costs, and receipt of licenses from Health Canada to produce and sell medical cannabis from this facility;
•	the completion of construction of its facility in Quebec and receipt of Health Canada licenses;
•	investments and capital expenditures;
•	its expectations regarding production capacity and production yields; and
•	product sales expectation and corresponding forecasted increase in revenues.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks as set out under “Risk Factors” in the Company’s Annual Information Form dated September 25, 2017 filed on SEDAR.